                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13d-1(b), (c) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13d-2

                               (Amendment No. 2)*


                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   109178-10-3
                                 (CUSIP Number)

                                December 31, 2000
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                  [ ] Rule 13d-1(b)

                                  [X] Rule 13d-1(c)

                                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners IV L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [X]
                                                                      (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


  NUMBER OF                        5        SOLE VOTING POWER
   SHARES                                   185,000
BENEFICIALLY
  OWNED BY                         6        SHARED VOTING POWER
    EACH                                    0
 REPORTING
   PERSON                          7        SOLE DISPOSITIVE POWER
    WITH                                    185,000

                                   8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         185,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.16%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

----------
(1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G/A as members of a group.

(2) Based on 15,977,543 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000.


                               Page 2 of 11 Pages

                                 SCHEDULE 13G/A

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney Investments, Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

  NUMBER OF                        5        SOLE VOTING POWER
   SHARES                                   185,000
BENEFICIALLY
  OWNED BY                         6        SHARED VOTING POWER
    EACH                                    0
 REPORTING
   PERSON                          7        SOLE DISPOSITIVE POWER
    WITH                                    185,000

                                   8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         185,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.16%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

(1) Based on 15,977,543 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000.


                               Page 3 of 11 Pages

                                 SCHEDULE 13G/A

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners III L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [X]
                                                                      (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

  NUMBER OF                        5        SOLE VOTING POWER
   SHARES                                   610,000
BENEFICIALLY
  OWNED BY                         6        SHARED VOTING POWER
    EACH                                    0
 REPORTING
  PERSON                           7        SOLE DISPOSITIVE POWER
   WITH                                     610,000

                                   8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         610,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.82%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

------------
(1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G/A as members of a group.

(2) Based on 15,977,543 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000.


                               Page 4 of 11 Pages

                                 SCHEDULE 13G/A

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

  NUMBER OF                        5        SOLE VOTING POWER
   SHARES                                   610,000
BENEFICIALLY
  OWNED BY                         6        SHARED VOTING POWER
    EACH                                    0
 REPORTING
   PERSON                          7        SOLE DISPOSITIVE POWER
    WITH                                    610,000

                                   8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         610,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.82%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------
(1) Based on 15,977,543 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000.


                               Page 5 of 11 Pages

                                 SCHEDULE 13G/A

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Chaney

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


  NUMBER OF                        5        SOLE VOTING POWER
   SHARES                                   795,000
BENEFICIALLY
  OWNED BY                         6        SHARED VOTING POWER
    EACH                                    0
  REPORTING
   PERSON                          7        SOLE DISPOSITIVE POWER
    WITH                                    795,000

                                   8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         795,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                               [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.98%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------
(1) Based on 15,977,543 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000.


                               Page 6 of 11 Pages

         The Schedule 13G filed by R. Chaney & Partners IV L.P. ("Fund IV"), R. Chaney & Partners III L.P. ("Fund III"), R. Chaney Investments, Inc. ("Investments"), R. Chaney & Partners, Inc. ("Partners"), and Mr. Robert H. Chaney with the Securities and Exchange Commission on March 4, 1998 is hereby amended as follows:

ITEM 1.           No modification.

ITEM 2.           No modification.

ITEM 3.           No modification.

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:   795,000

         (b)      Percent of class:   4.98%.

         (c)      Number of shares as to which each person has:

                  (i)      sole power to vote or to direct the vote:
                           795,000(1)

                  (ii)     shared power to vote or to direct the vote:   None.

                  (iii)    sole power to dispose or to direct the disposition
                           of:   795,000(1)

                  (iv)     shared power to dispose or to direct the
                           disposition of:   None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  No modification.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  No modification.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  No modification.

-----------
(1) Fund IV, Investments and Mr. Chaney have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 185,000 shares. Fund III, Partners and Mr. Chaney have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 610,000 shares.


                               Page 7 of 11 Pages

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  No modification.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  No modification.

ITEM 10.          CERTIFICATION

                  No modification.


                               Page 8 of 11 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 9, 2001


                                        R. CHANEY & PARTNERS IV L.P.

                                        By:      R. Chaney Investments, Inc.,
                                                 General Partner


                                                 By: /s/ Robert H. Chaney
                                                    --------------------------
                                                    Robert H. Chaney,
                                                    President and Chief
                                                    Executive Officer




                                        R. CHANEY INVESTMENTS, INC.


                                        By:      /s/ Robert H. Chaney
                                                 ------------------------------
                                                 Robert H. Chaney,
                                                 President and Chief Executive
                                                   Officer




                                        R. CHANEY & PARTNERS III L.P.

                                        By:      R. Chaney & Partners, Inc.,
                                                    General Partner


                                                 By: /s/ Robert H. Chaney
                                                     --------------------------
                                                     Robert H. Chaney,
                                                     President and Chief
                                                     Executive Officer


                               Page 9 of 11 Pages

                                        R. CHANEY & PARTNERS, INC.


                                        By:      /s/ Robert H. Chaney
                                                 ------------------------------
                                                 Robert H. Chaney,
                                                 President and Chief Executive
                                                   Officer



                                        /s/ Robert H. Chaney
                                        ------------------------------
                                        Robert H. Chaney,
                                        Sole Shareholder of R. Chaney
                                          Investments, Inc. and
                                          R. Chaney & Partners, Inc.


                               Page 10 of 11 Pages

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
    10.1       Joint Reporting Agreement dated as of February 9, 2001 by and among R. Chaney & Partners IV L.P., R. Chaney Investments, Inc.,
               R. Chaney Partners III L.P., R. Chaney & Partners, Inc. and
               Robert H. Chaney.



                              Page 11 of 11 Pages